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77C: Submission of matters to a vote of security holders

At a joint special meeting of shareholders of BlackRock MuniYield Michigan Quality Fund, Inc. (the "Fund") held on Thursday, August 6, 2015, Fund shareholders were asked to vote on the following proposals:

Preferred Shareholders
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   Proposal 1(C). The preferred shareholders of the Fund were asked to vote as a separate class, to approve an Agreement and Plan of Reorganization between BlackRock MuniYield Michigan Quality Fund II, Inc. and the Fund and the transactions contemplated therein, including the issuance of additional VRDP shares.

With respect to this Proposal, the shares of the Fund were voted as follows:

                   For              Against            Abstain
                  1,446                0                  0

Common and Preferred Shareholders
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   Proposal 2. The common and preferred shareholders of the Fund were asked to vote as a single class, to approve the issuance of additional shares of common stock of the Fund in connection with the Agreement and Plan of Reorganization between BlackRock MuniYield Michigan Quality Fund II, Inc. and the Fund.

With respect to this Proposal, the shares of the Fund were voted as follows:

                   For              Against            Abstain
                8,608,146          1,121,854           365,599